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                             May 16, 2022

       James Chae
       Chief Executive Officer
       Yoshiharu Global Co.
       6940 Beach Blvd., Suite D-705
       Buena Park, CA 90621

                                                        Re: Yoshiharu Global
Co.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed April 29,
2022
                                                            File No. 333-262330

       Dear Mr. Chae:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 15, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Capitalization, page 37

   1. It is unclear how you have revised your document in response to our previous comment 1.
                                                        As such, we reissue the
comment. Please provide us with your calculations of the
                                                        amounts of cash and
additional paid-in-capital presented in the "Pro Forma As Adjusted"
                                                        and "Pro Forma As
Adjusted with Over-Allotment Option" columns. Specifically:
                                                            It does not appear
the net proceeds presented in Use of Proceeds on page 6 of
                                                              $16,380,000 and
$18,837,000 respectively, agrees to the changes between actual amounts as of
December 31, 2021 and the as adjusted columns. Confirm our
                                                              understanding
that the net proceeds presented on page 6 considers the other expenses of issuance and
distribution of $825,000 as detailed on page II-1. If our
 James Chae
Yoshiharu Global Co.
May 16, 2022
Page 2
              understanding is correct, please explain to us why it appears a further $825,000 has been deducted from Cash and Equivalents in each pro forma column here.
             Further, please revise your disclosure to specifically state the compensation expense associated with 549,100 shares issued to Directors and consultants.
             In addition, since you are issuing 4,000,000 Class A shares on an as adjusted basis and 4,600,000 Class A shares with the over-allotment option, please explain how you determined pro forma outstanding shares of 13,000,000 and the pro forma as adjusted with over-allotment shares of 13,600,000 when you had 9,450,000 outstanding Class
              A shares on an actual basis at December 31, 2021
         Additionally, please revise to include stock subscriptions receivable as a component of your stockholders' deficit at December 31, 2021 and revise to include disclosure of your total capitalization on an actual basis, on a pro forma as adjusted basis and as adjusted for the over-allotment option.

Dilution, page 38

2. Please provide to us in your response your calculation of actual and pro forma net tangible book value and net tangible book value per share. Please also reconcile the proceeds considered in your calculation of dilution with that disclosed in Use of Proceeds on page
         35. Additionally, please reconcile the number of shares held by existing investors in the table on the bottom of page 38 with the outstanding shares reflected in your December 31,
         2021 balance sheet on page F-3.
Summary of Cash Flows, page 54

3. The net cash provided by financing activities for the year ended December 31, 2021 as disclosed in the table on page 54 does not agree to the amount in your cash flow statement on page F-6. Please reconcile and revise these disclosures.
Cash Flows Provided by (used in) Financing Activities, page 55

4. The net cash provided by financing activities during the year ended December 31, 2021 of
         $1.8 million and the shareholder distributions during this period of $696,575 as discussed on page 55 do not agree to the amounts in the cash flow statement on page F-6. Please reconcile and revise these disclosures.
Consolidated Financial Statements
Consolidated Balance Sheets, page F-3
FirstName LastNameJames Chae
5. The face of your balance sheet indicates that 3,205,000 shares of Class A common stock
Comapany
       wereNameYoshiharu    Global Co.
            issued and outstanding at December 31, 2020. Please reconcile this with your
May 16,presentation
         2022 Page on
                    2 your statement of stockholder's equity on page F-5. FirstName LastName
 James Chae
FirstName  LastNameJames Chae
Yoshiharu Global Co.
Comapany
May        NameYoshiharu Global Co.
     16, 2022
May 16,
Page 3 2022 Page 3
FirstName LastName
Consolidated Statements of Cash Flows, page F-6

6. The amount of shareholder contributions and distributions as disclosed in your statement of cash flows for the year ended December 31, 2021 do not agree to the amounts in your consolidated statements of stockholders' equity for this period or with the amounts in Note
         8. Please reconcile and revise these disclosures.
       You may contact Amy Geddes at 202-551-3304 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Erin Jaskot at 202-551-3442 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services